SEC FILE NUMBER
                                                                 0-18267

                                                               CUSIP NUMBER
                                                                62888Q109


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING



(Check One): /X/ Form 10-K   / / Form 20-F   / / Form 11-K   / / Form 10-Q
            / /  FORM N-SAR  / / FORM N-CSR

For Period Ended: December 31, 2003
 / / Transition Report on Form 10-K
 / / Transition Report on Form 20-F
 / / Transition Report on Form 11-K
 / / Transition Report on Form 10-Q
 / / Transition Report on Form N-SAR
For the Transition Period Ended: ___________________________________

 Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I -- REGISTRANT INFORMATION

                               NCT Group, Inc.
--------------------------------------------------------------------------------
Full Name of Registrant

--------------------------------------------------------------------------------
Former Name if Applicable

                            20 Ketchum Street
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                             Westport, CT 06880
--------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or
   /X/ portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
See Exhibit A.

                    Persons who are to respond to the  collection of information
SEC 1344 (07-03)    contained  in this form are not  required to respond  unless the form displays a currently valid OMB control number.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Cy E. Hammond                  (203)                     226-4447
------------------------        -------------          --------------------
       (Name)                    Area Code              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). /X/ Yes / / No

--------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
     See Exhibit A.
--------------------------------------------------------------------------------

                                 NCT Group, Inc.
                  (Name of Registrant as Specified in Charter)

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 31, 2004                                By:  /s/ Cy E. Hammond
      ---------------                                    -----------------------
                                                         Cy E. Hammond
                                                         Senior Vice President,
                                                         Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or (ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                                                       Exhibit A

NCT Group, Inc.
Commission File No. 0-18267
Form 12b-25

Part III

As of March 30, 2004, the Registrant continues to attempt to obtain sufficient additional third party information regarding the accounting for matters that may be significant to the content of the financial statements of the Registrant for the year ended December 31, 2003. Due to the logistics of collecting and incorporating such additional information, the Registrant was unable to file its Form 10-K on March 30, 2004 without unreasonable effort or expense. The Registrant expects to file its Form 10-K on or before April 14, 2004.

Part IV(3)

Before adjustment, if any, upon receipt of such third party information noted above, the Registrant anticipates the following information will be included in the Registrant's Form 10-K to be filed on or before April 14, 2004:

     Total revenue in 2003 decreased by $2.4 million, or 32.9%, to $4.9 million in 2003 from $7.3 million in 2002 reflecting decreases in most of our revenue sources.

     Total costs and expenses during the same period decreased by $12.2 million, or 25.7%, primarily due to: (a) $9.2 million reduction in write downs of investment and repurchased licenses, net; and (b) $5.3 million gain on litigation settlements.

     Net loss for the year ended December 31, 2003 was $33.3 million compared to $40.1 million in the prior year, a favorable variance of $9.8 million, or 24.4%, primarily reflecting the decrease in costs and expenses noted above. Net loss per share attributable to common stockholders was $0.06 for the year ended December 31, 2003 versus $0.10 in the prior year.